Exhibit 99.1

AMENDMENT 2006-1
TO THE
HILTON HOTELS CORPORATION
2004 OMNIBUS EQUITY COMPENSATION PLAN

AMENDMENT, dated as of September 14, 2006 to the Hilton Hotels Corporation 2004 Omnibus Equity Compensation Plan (the “Plan”), by Hilton Hotels Corporation (“Hilton”).

WHEREAS, Hilton maintains the Plan for the benefit of its and its subsidiaries eligible employees and directors; and

WHEREAS, pursuant to Section 19(a) of the Plan, the Board of Directors of Hilton may amend the Plan at any time.

NOW THEREFORE, effective as of September 14, 2006, the Plan is hereby amended as follows:

1.               Section 2(j) shall be deleted in its entirety and replaced with the following:

“(j)          “Fair Market Value” means the per share price of a share of Stock on the New York Stock Exchange on the day on which Fair Market Value is being determined, as determined by the Committee, but consistent with the requirements of section 409A of the Code and the regulations and related guidance promulgated thereunder. Notwithstanding the foregoing, in the case of a cashless exercise pursuant to Section 7(g), the Fair Market Value will be the actual sale price of the shares issued upon exercise of the Option.”

2.               Section 5(c) shall be deleted in its entirety and replaced with the following:

“(c)         Adjustments.  If there is any change in the number or kind of shares of Stock outstanding by reason of a stock dividend, spinoff, stock split, or reverse stock split or by reason of a combination, reorganization, recapitalization or reclassification affecting the outstanding Stock as a class without Hilton’s receipt of consideration, the maximum number of shares of Stock available for Grants, the maximum number of shares of Stock that any individual participating in the Plan may be granted in any year, the number of shares covered by outstanding Grants, the kind of shares issued under the Plan and outstanding Grants, and the price per share of outstanding Grants shall be equitably adjusted by the Committee, as the Committee deems appropriate, to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under Grants; provided, however, that any fractional shares resulting from such adjustment shall be eliminated.  In addition, the Committee shall have discretion to make the foregoing equitable adjustments in any circumstances in which an adjustment is not mandated by this subsection (c) or applicable law, including in the event of a Change of Control.  Any adjustments to outstanding Grants shall be consistent with section 409A or 422 of the Code, to the extent applicable.  Any adjustments determined by the Committee shall be final, binding and conclusive.”

3.               In all respects not amended, the Plan is hereby ratified and confirmed.

IN WITNESS WHEREOF, Hilton has caused this Amendment 2006-1 to be executed as of the day and year first set forth above.

HILTON HOTELS CORPORATION
By:	/s/ Molly McKenzie-Swarts